Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARIES OF HURCO COMPANIES, INC.

Name	Jurisdiction of Incorporation
Hurco B.V	The Netherlands
Hurco Europe Limited	United Kingdom
Hurco GmbH	Federal Republic of Germany
Hurco India Private, Ltd.	India
Hurco Manufacturing Limited	Taiwan R.O.C.
Hurco S.a.r.l.	France
Hurco S.r.l.	Italy
Hurco (S.E. Asia) Pte Ltd.	Singapore
LCM Precision Technology S.r.l.	Italy
Machinery Sales Co.	United States
Milltronics USA, Inc.	United States
Milltronics Europe B.V.	The Netherlands
Ningbo Hurco Machine Tool Co., Ltd.	China
Takumi Precision Co, Ltd.	Taiwan

Hurco Companies, Inc. is the Company’s headquarters in Indianapolis, Indiana, U.S.A. The foregoing list does not include other subsidiaries which, individually or in the aggregate, did not constitute a significant subsidiary as of October 31, 2023.